Exhibit (a)(1)
ARUN GUPTA
EXECUTIVE DIRECTOR (FINANCE)           [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]
                                                                  March 28, 2002

To the holders of Equity Shares and
   American Depositary Shares ("ADSs"), each representing two Equity Shares, of Videsh Sanchar Nigam Limited ("VSNL"):

On March 28, 2002, Panatone Finvest Limited ("Panatone") and its shareholders are mailing to shareholders of VSNL a Letter of Offer, dated as of March 27, 2002 (the "Letter of Offer"), pursuant to which Panatone and its shareholders will make an offer to purchase for cash the equity shares of VSNL, par value Rs. 10 per share (the "Equity Shares"). Panatone is required to offer to purchase (the "Offer") up to 57,000,000 Equity Shares (including the Equity Shares underlying the ADSs), representing 20% of the total paid-up and voting equity share capital of VSNL, at a purchase price of Rs. 202 per Equity Share.

THE BOARD OF DIRECTORS OF VSNL (THE "BOARD") HAS DETERMINED TO EXPRESS NO OPINION AND TO REMAIN NEUTRAL WITH RESPECT TO THE OFFER. This decision by the Board was made in the absence of the members of the Board appointed by Panatone and its shareholders, each of whom did not vote because they are deemed interested directors. The Board believes that making a recommendation supporting the Offer would be tantamount to recommending that VSNL's shareholders (for purposes of this letter, such holders being the holders of the Equity Shares and the holders of the ADSs) sell their holdings in VSNL. The Board is concerned that this might be construed as a negative statement regarding the fundamentals of and outlook for VSNL, which could be misleading in light of the fact that the Board has neither made any analysis nor sought any analysis from an independent expert regarding the fairness of the Offer at the given price.

The Offer is being made pursuant to the provisions of Regulations 10 and 12 of the Securities and Exchange Board of India, which, when triggered, require a purchaser that has made a substantial acquisition of the shares of a company (defined under the laws of India to mean 15% or more but less than 75% of the outstanding shares or voting rights in such company) to make a mandatory tender offer for a minimum of 20% of the outstanding shares of such company. The Government of India (the "GOI") has already sold 25% of the Equity Shares to Panatone as part of its privatization program. As such, Panatone is compelled to make the Offer and the Board sees no reason to make a recommendation opposing or supporting the Offer.

The Share Purchase Agreement, dated February 6, 2002, among Panatone, Panatone's shareholders, the GOI and VSNL, and the Shareholders' Agreement, dated February 13, 2002 (the "Shareholders' Agreement"), among the GOI, Panatone and Panatone's shareholders, were entered into in connection with the sale of 25% of the Equity Shares by the GOI to Panatone. Pursuant to the Shareholders' Agreement, the number of members on the Board that the GOI has a right to name decreases (and, concomitantly, the number of Board members that Panatone and its shareholders have a right to name increases) as Panatone and its shareholders increase their holdings in VSNL. As stated in the Shareholders' Agreement, should Panatone and its shareholders own: (1) more than 25% but less than 30% of the Equity Shares, Panatone and its shareholders have a right to name up to seven members to the Board and the GOI has a right to name up to five members to the Board; and (2) more than 30% of the Equity Shares, Panatone and its shareholders have a right to name up to eight members to the Board and the GOI has a right to name up to four members to the Board. VSNL is now controlled by Panatone and Panatone's shareholders and the GOI currently has a right to name up to six directors to the 12-person Board. As such, an actual or potential conflict of interest may exist between (i) VSNL and (ii) Panatone and Panatone's directors or affiliates.

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In view of the  above,  the Board  believes  its most  prudent  course of action regarding the Offer is to remain neutral and permit VSNL's shareholders to make their own decision regarding whether or not to participate in the Offer. Shareholders of VSNL are urged to carefully review all of the information contained in or incorporated by reference in the following documents filed by Panatone and/or Panatone's shareholders: (1) the Letter of Offer; (2) the
Schedule 13D, filed on February 15, 2002, as amended on March 15, 2002; and (3) the Schedule TO, which is expected to be filed on March 28, 2002, as well as any other materials related to the Offer that they may file, and VSNL's publicly available annual reports on Form 20-F and reports on Form 6-K, which are available at the United States Securities and Exchange Commission's (the "SEC") web site at WWW.SEC.GOV.

VSNL intends to file with the SEC a  Solicitation/  Recommendation  Statement on
Schedule 14D-9 setting forth the Board's decision to take no position with respect to the Offer as well as certain other information about VSNL, its officers and directors and the Offer. The Schedule 14D-9 will also be available at the SEC's web site listed above. You should review this information carefully before making any decision with respect to the Offer.

                                Very truly yours,

                                /s/ Arun Gupta
                                -----------------------------------
                                Name:  Arun Gupta
                                Title: Executive Director (Finance)